Exhibit 3

Execution Version
CONFIDENTIAL
January 15, 2008
VIA ELECTRONIC MAIL
Mr. Robert A. Lefton
President and Chief Executive Officer
Mr. R. Dirk Allison
Senior Vice President and Chief Financial Officer
Odyssey HealthCare, Inc.
717 N. Hardwood Street, Suite 1400
Dallas, TX 75201
Re:	GECC Commitment Letter for $150,000,000 Senior Secured Facilities
Dear Bob and Dirk:
General Electric Capital Corporation. (“GECC”) currently provides financing to Odyssey Healthcare Operating A, LP, Odyssey Healthcare Operating B, LP and Hospice of The Palm Coast, Inc. (collectively, the “Borrower”) pursuant to that certain Amended and Restated Credit Agreement dated as of May 24, 2007 by and between General Electric Capital Corporation and Borrower (as amended, supplemented or otherwise modified from time to time, the “Existing Credit Agreement”). GECC is pleased to commit to provide, directly or through an affiliate, all of the Financing (as defined below) and to act as the sole administrative agent for the Financing, all upon and subject to the general terms and conditions set forth herein and the Summary of Terms attached hereto as Exhibit A and incorporated by reference herein (collectively, the “Term Sheet” and together with this letter, the “Commitment Letter”) and in the Fee Letter (as defined below). GE Capital Markets, Inc. (“GECM”) is pleased to advise you of its agreement to act as the sole lead arranger and book-running manager for the Financing. Capitalized terms used in the text of this Commitment Letter without definition have the meanings assigned such terms in the Term Sheet.
You have advised GECC and GECM that Odyssey HealthCare, Inc. (“Holdings”), through a wholly-owned indirect subsidiary, intends to acquire all of the issued and outstanding capital stock of VistaCare, Inc. (the “Target”, and together with its subsidiaries, the “Acquired Business”) (the “Transaction”). You have further advised GECC that, in connection with the Transaction, you intend to obtain senior secured financing in an amount equal to $150,000,000, which will be comprised of a $30,000,000 Senior Secured Revolving Credit Facility (“Revolver”) and a $120,000,000 Senior Secured Term Loan (“Term Loan”) (collectively, the “Financing”).
Syndication.
GECC intends and reserves the right, prior to and after the execution of definitive documentation for the Financing (the “Financing Documentation”), to syndicate a portion of its commitments under this Commitment Letter or its loans and commitments under the Financing Documentation, as the case may be, to one or more financial institutions pursuant to a syndication to be managed by GECM (GECC or one of its affiliates and such financial institutions becoming parties to such Financing Documentation being collectively referred to as the “Lenders”); provided that it is understood and agreed that the completion of the Primary Syndication (defined below) shall not be a condition to GECC’s commitment hereunder. The syndication of a portion of GECC’s commitments and/or loans under the Financing is hereinafter referred to as the “Primary Syndication.”
GECM will commence the Primary Syndication promptly after your acceptance of this Commitment Letter and the Fee Letter (as defined below). It is understood and agreed that GECM will, in consultation with you, manage and control all aspects of the Primary Syndication, including selection of the potential other Lenders, determination of when GECM will approach potential other Lenders and the time of acceptance of the other Lenders’ commitments, any naming rights, titles or roles to be awarded to the other Lenders, and the final allocations of the commitments among the other Lenders. It is further understood and agreed that (i) no additional agents, co-agents, co-arrangers or co-bookrunners shall be appointed, or other titles, names or roles conferred to any other Lender or any other person or entity, by you in respect of the Financing, (ii) the amount and distribution of fees among the other Lenders will be at GECM’s reasonable discretion and (iii) no other Lender will be offered by, or receive from, you compensation of any kind for its participation in the Financing, except as expressly provided for in this Commitment Letter or the Fee Letter or with the prior written consent of GECM.
You agree to actively assist and cooperate (and endeavor to cause the Target, each of your and their respective affiliates and all other necessary persons to assist and cooperate) with GECC and GECM in connection with the Primary Syndication. Such assistance shall include, without limitation (a) promptly preparing and providing to GECC and GECM all reasonably available information with respect to Holdings and the Target and their respective subsidiaries, the Transaction and the other transactions contemplated hereby, including all projections (the “Projections”) and all financial information, as GECC and GECM may reasonably request in connection with the Primary Syndication, (b) participating in Lender and other relevant meetings (including meetings with rating agencies if GECM requires Holdings to obtain a credit rating), (c) providing direct contact during the Primary Syndication between Holdings’ and its subsidiaries’ senior management, representatives and advisors, on the one hand, and potential Lenders, on the other hand (d) using your commercially reasonable efforts to ensure that GECM’s syndication efforts benefit from Holdings’ and its subsidiaries’ existing banking relationships, and (e) assisting GECM in the preparation of confidential information memoranda, presentations and other information materials regarding the Financing to be used in connection with the Primary Syndication and confirming, prior to such materials being made available to potential Lenders, the completeness and accuracy in all material respects of such materials.
Until the completion of the Primary Syndication (as reasonably determined by GECM), Holdings shall not (and Holdings shall cause Holdings’ affiliates not to), without the prior written consent of GECM, offer, issue, place, syndicate or arrange any debt or preferred equity securities or debt facilities (including any renewals, restatements, restructuring or refinancings of any existing debt or preferred equity securities or debt facilities), attempt or agree to do any of the foregoing, announce or authorize the announcement of any of the foregoing.

Information
You hereby represent (and it is a condition to GECC’s commitment hereunder) that (a) all information concerning Holdings, Target and their respective subsidiaries other than the Projections and general economic or specific industry information developed by, and obtained from, third-party sources (the “Information”) that has been or will be made available to GECC and GECM by you, the Target, the Acquired Business or any of your or their affiliates or representatives when taken as a whole is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to us by Holdings, Target, the Acquired Business or any of Holdings’ or their affiliates or representatives have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time such Projections are made available to us. You agree that if at any time prior to the closing of the Financing any of the representations in the preceding sentence would be incorrect in any material respect if the Information or Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information or the Projections, as the case may be, to the extent of information available to you so that such representations will be correct under those circumstances. You understand that in arranging and syndicating the Financing we may use and rely on the Information and Projections without independent verification thereof.
You hereby authorize and agree, on behalf of yourself and your subsidiaries that the Information, the Projections and all other information provided by or on behalf of you and your subsidiaries to GECC and GECM regarding the Borrower, the Target and its and their respective affiliates, the Transaction and the other transactions contemplated hereby in connection with the Financing (collectively, “Evaluation Material”) may be disseminated by or on behalf of GECC and GECM, and made available, to potential other Lenders and other persons, who have agreed to be bound by customary confidentiality undertakings (including, “click-through” agreements), all in accordance with GECM’s standard loan syndication practices (whether transmitted electronically by means of a website, e-mail or otherwise, or made available orally or in writing, including at potential Lender or other meetings). You hereby further authorize GECM to download copies of Holdings’ logos from their respective websites and post copies thereof on an Intralinks® or similar workspace and use the logos on any confidential information memoranda, presentations and other marketing and materials prepared in connection with the Primary Syndication.
At GECM’s request, you agree to assist (and shall use your commercially reasonable efforts to cause the Target to assist) in the preparation of Evaluation Material, including a version of the information memorandum, presentation and other information materials, consisting exclusively of information that is either publicly available with respect to Holdings, the Target and Holdings’ and Target’s subsidiaries and parent companies, or that is not material with respect to Holdings, the Target, and their respective subsidiaries for purposes of United States federal and state securities laws. You also hereby agree that you will (a) identify in writing (and endeavor to cause the Target to identify in writing) and (b) clearly and conspicuously mark such Evaluation Material that does not contain any such material non-public information referred to in the prior sentence as “PUBLIC”. You hereby agree that by identifying such Evaluation Material pursuant to clause (a) of the preceding sentence and marking Evaluation Material as “PUBLIC” pursuant to clause (b) of the preceding sentence and/or publicly filing any Evaluation Material with the Securities and Exchange Commission, then GECC, GECM and the other Lenders and potential Lenders shall be entitled to treat such Evaluation Material as not containing any material non-public information with respect to the Holdings, the Target and Holdings’ and Target’s subsidiaries and parent companies for purposes of United States federal and state securities laws. You further acknowledge and agree that the following documents and materials shall be deemed to be PUBLIC, whether or not so marked, and do not contain any material non-public information: term sheets with respect to the

Financing and the Transaction, and administrative materials of a customary nature prepared by GECC and GECM for prospective Lenders, such as a lender meeting invitation, bank allocation, if any, and funding and closing memorandum. Before distribution of any Evaluation Material, you agree (and will endeavor to cause the Target) to execute and deliver to us a letter in which you authorize distribution of the Evaluation Material to prospective Lenders and their employees willing to receive material non-public information, and a separate letter in which you authorize distribution of Evaluation Material that does not contain material non-public information and represent that no material non-public information is contained therein.
Fee Letter.
As consideration for GECC’s and GECM’s agreements hereunder you agree to pay GECC and such other specified parties, if any, the fees as set forth in the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith with respect to the Financing (the “Fee Letter”). Once paid, such fees shall not be refundable under any circumstances.
Conditions.
The commitment and agreements of GECC hereunder, and the agreements of GECM to provide the services described herein, are subject to the following: (a) the execution and delivery of the Financing Documentation reasonably acceptable to GECC and its counsel, (b) GECC not becoming aware after the date hereof of any information not previously disclosed to GECC affecting Borrower, the Target, the Acquired Business or the Transaction that in GECC’s reasonable judgment is inconsistent in a material and adverse manner with any such information disclosed to GECC prior to the date hereof, (c) GECM having been afforded at least 30 days following your written authorization for the release of the confidential information memorandum prepared as part of the Evaluation Material and immediately prior to the date of closing of the Financing to complete the Primary Syndication, (d) your compliance in all material respects with the terms and provisions of this Commitment Letter and the Fee Letter and (e) the other conditions set forth in the Term Sheet and the Fee Letter.
Expenses.
By signing this Commitment Letter, regardless of whether the Financing is approved or closes, you agree to pay upon demand to GECC all reasonable documented fees and expenses (including, but not limited to, all reasonable documented costs and fees of external legal counsel, consultants and advisors incurred in connection with this Commitment Letter, the Transaction and the Financing (and the negotiation, documentation, closing and syndication thereof). GECC agrees to provide Borrower with notice if the aggregate amount of the expenses incurred hereunder reaches an amount of approximately $100,000.
Confidentiality.
GECC is delivering this Commitment Letter to you with the understanding that you will not disclose the contents of this Commitment Letter, the Fee Letter or GECC’s or GECM’s involvement or interest in providing and arranging the Financing to any third party (including, without limitation, any financial institution or intermediary) without GECC’s prior written consent other than to (a) those individuals who are your directors, officers, employees or advisors in connection with the Financing; provided that this Commitment Letter (but not the Fee Letter) may also be disclosed to the Target’s directors, officers, employees or advisors, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform GECC promptly thereof) and (c) as may be required by federal and state securities laws in connection with the Transaction (which will include the filing of this Commitment Letter or the Term Sheet (but not the Fee Letter) with the SEC and a description of the terms thereof in the tender offer materials). You agree to inform all such persons who receive information concerning GECC, GECM, this Commitment Letter or the Fee Letter that such information is confidential and may not be used for any purpose other than in connection with the Transaction and may not be disclosed to any other person. GECC reserves the right to review and approve, in advance, all materials, press releases, advertisements and disclosures that you prepare or that is prepared on your behalf that contain GECC’s or any affiliate’s name or describe GECC’s financing commitment or GECM’s role and activities with respect to the Financing.
Indemnity.
Regardless of whether the Financing closes, you agree to (a) indemnify, defend and hold each of GECC, GECM, each Lender, and their respective affiliates and the principals, directors, officers, employees, representatives, agents and third party advisors of each of them (each, an “Indemnified Person”), harmless from and against all losses, disputes, claims, expenses (including, but not limited to, reasonable attorneys’ fees), damages, and liabilities of any kind (including, without limitation, any environmental liabilities) which may be incurred by, or asserted against, any such Indemnified Person in connection with, arising out of, or relating to, this Commitment Letter, the Fee Letter, the Financing, the use or the proposed use of the proceeds thereof, the Transaction, any other transaction contemplated by this Commitment Letter, and any claim, litigation, investigation or proceeding relating to any of the foregoing (each, a “Claim”, and collectively, the “Claims”), regardless of whether such Indemnified Person is a party thereto, and (b) reimburse each Indemnified Person upon demand for all reasonable legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (each, an “Expense”); provided that no Indemnified Person shall be entitled to indemnity hereunder in respect of any Claim or Expense to the extent that the same is found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted directly from the bad faith, gross negligence or willful misconduct of such Indemnified Person. Under no circumstances shall GECC, GECM or any of their respective affiliates be liable for any punitive, exemplary, consequential or indirect damages that may be alleged to result in connection with, arising out of, or relating to, any Claims, this Commitment Letter, the Fee Letter, the Financing, the use or the proposed use of the proceeds thereof, the Transaction, and any other transaction contemplated by this Commitment Letter. Furthermore, you hereby acknowledge and agree that the use of electronic transmission is not necessarily secure and that there are risks associated with such use, including risks of interception, disclosure and abuse. You agree to assume and accept such risks by hereby authorizing the transmission of electronic transmissions, and you agree that each of GECC, GECM or any of their respective affiliates will not have any liability for any damages arising from the use of such electronic transmission systems.
Sharing Information; Absence of Fiduciary Relationship.
You acknowledge that GECC, GECM and their affiliates may be providing debt financing, equity capital or other services to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. None of GECC, GECM or any of their respective affiliates will furnish confidential information obtained from you, the Target, and your and their respective officers, directors, employees, attorneys, accountants or other advisors by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you to other companies. You also acknowledge that none of GECC, GECM or any of their respective affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or furnish to you, the Target and your and their respective officers, directors, employees, attorneys, accountants or other advisors, confidential information obtained by GECC, GECM or any of their respective affiliates from other companies.
You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you, GECC or GECM has been or will be created in respect of any of the transactions contemplated by this

Commitment Letter, irrespective of whether GECC, GECM and/or their respective affiliates have advised or are advising you on other matters and (b) you will not bring or otherwise assert any claim against GECC or GECM for breach of fiduciary duty or alleged breach of fiduciary duty and agree that neither GECC nor GECM shall have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.
Assignments and Amendments.
This Commitment Letter shall not be assignable by you without the prior written consent of GECC (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons. GECC may transfer and assign its commitment hereunder, in whole or in part, to any of its affiliates or to any other prospective Lender in connection with the Primary Syndication or otherwise; provided that no such assignment shall be effective without the prior written consent of Holdings (such consent not to be unreasonably withheld or delayed). Upon such assignment becoming effective, GECC shall be released from the portion of its commitment hereunder that has been so transferred and assigned.
This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and GECC. GECC and GECM may perform the duties and activities described hereunder through any of their respective affiliates and the provisions of the paragraph entitled “Indemnity” shall apply with equal force and effect to any of such affiliates so performing any such duties or activities.
Counterparts and Governing Law.
This Commitment Letter may be executed in counterparts, each of which shall be deemed an original and all of which counterparts shall constitute one and the same document. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.
The laws of the State of New York shall govern all matters arising out of, in connection with or relating to this Commitment Letter, including, without limitation, its validity, interpretation, construction, performance and enforcement.
Venue and Submission to Jurisdiction.
Each party hereto consents and agrees that the state or federal courts located in New York County, State of New York, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, any transaction relating hereto, any other financing related thereto, and any investigation, litigation, or proceeding in connection with, related to or arising out of any such matters, provided, that the parties hereto acknowledge that any appeals from those courts may have to be heard by a court located outside of such jurisdiction. Each party hereto expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection, which either of them may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.
Waiver of Jury Trial.
THE PARTIES HERETO, TO THE EXTENT PERMITTED BY LAW, WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF, IN CONNECTION WITH OR RELATING TO, THIS COMMITMENT LETTER, THE FEE LETTER,

THE FINANCING AND ANY OTHER TRANSACTION CONTEMPLATED HEREBY. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.
Survival.
The provisions of this letter set forth under this heading and the headings “Syndication”, “Information”, “Expenses”, “Confidentiality”, “Indemnity”, “Assignments and Amendments”, “Counterparts and Governing Law”, “Venue and Submission to Jurisdiction” and “Waiver of Jury Trial” shall survive the termination or expiration of this Commitment Letter and shall remain in full force and effect regardless of whether the Financing closes or Financing Documentation shall be executed and delivered; provided that in the event the Financing closes or the Financing Documentation shall be executed and delivered, the provisions under the heading “Syndication” shall survive only until the completion of the Primary Syndication (as reasonably determined by GECM).
Integration.
This Commitment Letter and the Fee Letter supersede any and all discussions, negotiations, understandings or agreements, written or oral, express or implied, between or among the parties hereto and any other person as to the subject matter hereof.
Patriot Act.
GECC hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), each Lender may be required to obtain, verify and record information that identifies Borrower, which information includes the name, address, tax identification number and other information regarding Borrower that will allow such Lender to identify Borrower in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to each Lender.
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Please indicate your acceptance of the terms hereof and of the Fee Letter by signing in the appropriate space below and in the Fee Letter and returning to GECC such signature pages to this Commitment Letter and the Fee Letter by 5:00 p.m., Chicago time on January 16, 2008. Unless extended in writing by GECC (which extension may be granted or withheld by GECC in its sole discretion), the commitments contained herein shall expire on the first to occur of (a) the date and time referred to in the previous sentence unless you shall have executed and delivered a copy of this Commitment Letter and the Fee Letter as provided above together with the payment of all fees and deposits required to be paid under the Fee Letter upon the acceptance of the Commitment Letter and (b) 5:00 p.m. Chicago time on July 13, 2008, unless the transactions contemplated and described by this Commitment Letter are consummated on or before that date on the terms, and subject to the conditions, contained herein.
Sincerely,
GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ John Dale
	Name:	John Dale
	Title:	Duly Authorized Signatory

AGREED AND ACCEPTED
THIS 15TH DAY OF JANUARY 2008:

ODYSSEY HEALTHCARE, INC.
By:	/s/ R. Dirk Allison
	Name:	R. Dirk Allison
	Title:	Senior Vice President and Chief Financial Officer

Exhibit A to Commitment Letter
$150,000,000 Senior Secured Credit Facility
Summary of Proposed Terms
January 15, 2008
This is the Term Sheet described as Exhibit A in that certain letter dated January 15, 2008 (the “Commitment Letter”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Commitment Letter referenced above.

Borrower:	Odyssey Healthcare Operating A, LP, Odyssey Healthcare Operating B, LP, Hospice of The Palm Coast, Inc. and OHC Investment, Inc.

Guarantors:	Odyssey Healthcare Inc. (“Holdings”; together with its subsidiaries, the “Group Members”) and certain of Borrower’s existing and subsequently acquired or formed direct and indirect subsidiaries (each, a “Guarantor” and collectively, the “Guarantors”), consistent with the Existing Credit Agreement, but including, upon consummation of the Merger (as defined in the Merger Agreement), the Target and its material subsidiaries.

Administrative Agent:	General Electric Capital Corporation (“GECC”) or one of its affiliates.

Sole Lead Arranger:	GE Capital Markets, Inc. (“GECM”).

Lenders:	A syndicate of financial institutions (including GECC individually) arranged by GECM in consultation with Borrower.

Facilities:	Up to $150,000,000 in senior secured credit facilities (the “Facilities”), with GECC to have a target hold of up to $50,000,000 of the Facilities, consisting of the following:

Term Loan: A term loan of up to $120,000,000 (“Term Loan”) will (A) be advanced in (i) one (1) drawing on the Closing Date (as defined below) if the Transaction is completed as a short-form merger under the Delaware General Corporation Law (“Short-Form Merger”); or (ii) two (2) drawings on (a) the Closing Date, in a minimum amount of $50,000,000 and (b) on a date no later than 180 days following the Closing Date, if the tender offer does not result in Borrower (or a subsidiary of Borrower) acquiring at least 90% of the outstanding shares of Class A Common Stock the Target and the Transaction is not completed as a Short-Form Merger, (B) have a term of six (6) years, and (C) will be repayable in quarterly installments commencing on the first day of the quarter after the Merger Funding Date in accordance with an amortization schedule as follows:

Year	Installment Amount
1	5%
2	5%
3	10%
4	10%
5	12.5%
6	15%

Maturity Date	Remaining Outstanding Amount

Amounts repaid on the Term Loan may not be reborrowed.

Revolving Credit Facility: A revolving credit facility of up to $30,000,000 (the “Revolving Credit Facility”) under which borrowings may be made from time to time during the period from the Closing Date until the fifth anniversary of the Closing Date.

Use of Proceeds:	The proceeds of the loans and advances under the Facilities (collectively, the “Loans”) will be used solely to (a) pay a portion of the consideration for the Transaction, (b) repay all amounts owing under the Existing Credit Agreement and all other indebtedness (other than indebtedness to be agreed upon), (c) to pay fees and expenses incurred in connection with the foregoing and with the Facilities (the “Transaction Costs”) and (d) in the case of the Loans under the Revolving Credit Facility, for working capital, permitted acquisitions, capital expenditures and general corporate and similar purposes.

Interest:	Interest will be payable on the unpaid principal amount of all Loans at a rate per annum equal to, at the option of Borrower, (a) the Base Rate (as defined in the Existing Credit Agreement) plus the Applicable Margin (as defined below), payable quarterly in arrears or (b) so long as no event of default then exists, a per annum rate equal to the Eurodollar Rate (as defined in the Existing Credit Agreement) plus the Applicable Margin, payable at the end of the relevant interest period, but in any event, at least quarterly.

When selecting the Eurodollar Rate option, Borrower will be entitled to choose 1, 2, 3 or 6 month (or to the extent available to all relevant Lenders, 9 or 12 month) interest periods.

All interest will be calculated based on a 360-day year (or, in the case of Base Rate loans calculated by reference to the prime rate, a 365/366-day year) and actual days elapsed.

The “Applicable Margin” (on a per annum basis) means:

(a) with respect to the Term Loans, an initial margin of 2.00% per annum, in the case of Base Rate Loans, and 3.00% per annum, in the case of Eurodollar Rate Loans; and

(b) with respect to Loans under the Revolving Credit Facility, an initial margin of 2.00% per annum, in the case of Base Rate Loans, and 3.00% per annum, in the case of Eurodollar Rate Loans.

After Administrative Agent has received the quarterly financial statements from Borrower for the fiscal quarter in which the date falls that is 180 days following the Closing Date, the Applicable Margins for the Facilities will be percentages that are determined quarterly on a prospective basis in accordance with the pricing grid set forth below. The definitive loan documentation will contain other provisions regarding the delivery of financial statements, and the timing and mechanics of subsequent prospective adjustments in Applicable Margins.

Leverage Ratio	Base Rate:	Eurodollar Rate:
Equal to or greater than 2.50:1.00	2.25%	3.25%
Equal to or greater than 1.75:1.00 but less than 2.50:1.00	2.00%	3.00%
Equal to or greater than 1.25:1.00 but less than 1.75:1.00	1.75%	2.75%
Less than 1.25:1.00	1.50%	2.50%

Default Rate:	From and after the occurrence of a payment or bankruptcy event of default, or, at the election of the Administrative Agent or upon request of the Requisite Lenders, other event of default, all amounts under the definitive documentation shall bear interest at the applicable interest rate (including those obligations which are determined by reference to the rate applicable to any other obligation) plus 2% per annum.

Fees:	Borrower shall pay an Unused Revolving Credit Facility Fee equal to 0.25% per annum of the average unused daily balance (calculated on the basis of a 360-day year and actual days elapsed) of the Revolving Credit Facility, payable monthly in arrears.

Borrower shall pay an Undrawn Term Facility Fee (the “Undrawn Term Facility Fee”) equal to 0.25% per annum of the average unused daily balance (calculated on the basis of a 360- day year and actual days elapsed) of the amount, if any, of the Term Loan commitment which is not drawn on the Closing Date, payable monthly in arrears.

Prepayments and Commitment Reductions:	Consistent with Existing Credit Agreement; provided that Borrower shall make mandatory prepayments (subject to certain basket amounts and exceptions to be negotiated in the Financing Documentation) in an amount equal to 50% of Excess Cash Flow (to be defined in the Financing Documentation) which will be applied to installments of the Term Loan on a pro rata basis. Borrower may make prepayments without penalty.

Collateral:	Consistent with Existing Credit Agreement; provided that no shares of the Target will be directly or indirectly pledged as collateral unless permitted by the Federal Reserve’s Margin Regulations.

Closing Date:	The date upon which Borrower draws on the Term Loan to acquire shares of the Target pursuant to the tender offer in accordance with the terms of the Merger Agreement.

Merger Funding Date:	The date upon which Borrower draws on the Term Loan in order to consummate the Merger in accordance with the terms of the Merger Agreement.

Conditions Precedent to Closing:	The availability of the Facility will be conditioned upon the satisfaction on or before the date of the expiration of the commitment letter of conditions precedent consistent with the Existing Credit Agreement and the conditions set forth in Schedule I attached hereto on the Closing Date and the Merger Funding Date.

Conditions Precedent to each Borrowing under the Facilities:	All of the representations and warranties in the Financing Documentation shall be true and correct in all respects on the Closing Date, and thereafter, in all material respects; no default or event of default shall be continuing; and delivery of any relevant borrowing notices and any other documents or information reasonably requested by Administrative Agent.

Representations and Warranties:	Consistent with Existing Credit Agreement

Affirmative Covenants:	Consistent with the Existing Credit Agreement; provided that Borrower shall agree (a) to consummate the Merger in accordance with the terms of the Merger Agreement as soon as possible after the Closing Date consistent with all applicable law and legal requirements and in any event no later than 180 days after the Closing Date, and (b) to cause Target and its subsidiaries to become Guarantors and pledge substantially all of their assets to secure the Facilities upon consummation of the Merger.

Financial Covenants:
•   Maximum Leverage Ratio (to be defined in the Financing Documentation but in any event to represent the ratio of (a) funded indebtedness plus accrued Medicare cap liabilities less available cash and cash equivalents to (b) Pro Forma Adjusted EBITDA).

• Minimum Fixed Charge Coverage.

Pro Forma Adjusted EBITDA means, with respect to any Person for any fiscal period, without duplication, an amount equal to (a) consolidated net income of such Person for such period determined in accordance with GAAP, minus (b) the sum of (i) income tax credits, (ii) interest income, (iii) gain from extraordinary items for such period, (iv) any aggregate net gain (but not any aggregate net loss) during such period arising from the sale, exchange or other disposition of capital assets by such Person (including any fixed assets, whether tangible or intangible, all inventory sold in conjunction with the disposition of fixed assets and all securities), and (v) any other non-cash gains that have been added in determining consolidated net income, in each case to the extent included in the calculation of consolidated net income of such Person for such period in accordance with GAAP, but without duplication, plus (c) the sum of (i) any provision for income taxes, (ii) Interest Expense, (iii) loss from extraordinary items for such period, (iv) the amount of non-cash charges (including depreciation and amortization) for such period, (v) amortized debt discount for such period, (vi) the amount of any deduction to consolidated net income as the result of any grant to any directors, officers or employees of such Person of any Stock, (vii) costs related to write-down of Houston in-patient unit building not to exceed $225,000, a one-time charge related to costs of CON denial in Broward County, Florida not to exceed $850,000 and other one-time charges related to costs of CON denial in jurisdictions other than Broward County in an aggregate amount not to exceed $3,000,000, (viii) fees and expenses incurred in connection with the Merger including any termination fees payable to Target’s lenders, to the extent such fees are not capitalized, in an aggregate amount not to exceed $3,000,000, (ix) severance expenses identified in the KPMG Project Vista Report, dated December 18, 2007 provided to the Administrative Agent prior to the date hereof (the “KPMG Report”), and (x) other unusual and non-recurring expenses (or less unusual and non-recurring gains) which do not represent a cash item, in each case to the extent included in the calculation of consolidated net income of such Person for such period in accordance with GAAP, but without duplication, plus (d) Pro Forma Acquisition EBITDA (as defined in, and assuming that the Merger qualifies as a Permitted Acquisition under, the Existing Credit Agreement). For purposes of this definition, the following items shall be excluded in determining consolidated net income of a Person: (1) except as otherwise included in the calculation of Pro Forma Acquisition EBITDA, the income (or deficit) of any other Person accrued prior to the date it became a Subsidiary of, or was merged or consolidated into, such Person or any of such Person’s Subsidiaries; (2) the income (or deficit) of any other Person (other than a Subsidiary) in which such Person has an ownership interest, except to the extent any such income has actually been received by such Person in the form of cash dividends or distributions; (3) the undistributed earnings of any Subsidiary of such Person to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any contractual obligation or requirement of law applicable to such Subsidiary; (4) any restoration to income of any contingency reserve or any increase in any contingency reserve in each case to the extent such restoration or increase relates to a period prior to the period in which such restoration or increase was made; (5) any write-up of any asset; (6) any net gain from the collection of the proceeds of life insurance policies; (7) any net gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness, of such Person; (8) in the case of a successor to such Person by consolidation or merger or as a transferee of its assets, any earnings of such successor prior to such consolidation, merger or transfer of assets; and (9) any deferred credit representing the excess of equity in any Subsidiary of such Person at the date of acquisition of such Subsidiary over the cost to such Person of the investment in such Subsidiary.

With respect to the Target, Pro Forma Adjusted EBITDA shall be adjusted to include any actual cost savings achieved as a result of the acquisition of the Target by Holdings as demonstrated to Administrative Agent’s reasonable satisfaction and as annualized during the first three fiscal quarters after the Closing Date.

Reporting Requirements:	Consistent with Existing Credit Agreement

Negative Covenants:	Consistent with Existing Credit Agreement; provided that there shall be adjustments to the baskets currently permitted in the Existing Credit Agreement to levels that will be determined in the final Financing Documentation; provided further that the right of Holdings to make Restricted Payments consisting of the purchase or redemption of its capital stock (or warrants, options or other rights to acquire such capital stock), other than in limited amounts for officers, directors and employees, shall be conditioned upon (i) having a Leverage Ratio of not greater than 1.00:1.00, (ii) the Borrower having available cash on hand (less accrued Medicare cap liabilities) of not less than $5,000,000, and (iii) there shall be no outstanding principal balance on the Revolving Credit Facility, in each case after giving effect to any Restricted Payment. In addition, the Target and its Subsidiaries shall be prohibited from making Restricted Payments prior to the Merger Funding Date, other than in limited amounts for officers, directors and employees.

Events of Default:	Consistent with Existing Credit Agreement

Miscellaneous:	The Financing Documentation will include (a) standard yield protection provisions (including, without limitation, provisions relating to compliance with risk-based capital guidelines, increased costs, withholding taxes, illegality and Eurodollar Rate breakage fees), (b) a waiver of consequential and punitive damages and right to a jury trial, (c) customary agency, set-off and sharing language and (d) other provisions as are usual and customary for financings of this kind.

Governing Law and Submission to Jurisdiction:	New York

SCHEDULE I
to
Summary of Proposed Terms
Conditions to Closing
The availability of each of the Facilities, in addition to the conditions set forth in the Commitment Letter and Exhibit A thereto, shall be subject to the satisfaction of the following conditions:
     1. Acquisition. Holdings and its wholly-owned subsidiary OHC Investment, Inc. (“Merger Sub”) shall have entered into a definitive merger agreement in the form furnished to Administrative Agent on the date hereof (the “Merger Agreement”) and such Merger Agreement shall be in full force and effect. All of the conditions to the offer set forth in the Merger Agreement shall have been satisfied (and not waived without the prior written consent of Administrative Agent). Holdings and Merger Sub shall have irrevocably notified Administrative Agent and the Lenders that all conditions to the Acceptance Date under the Merger Agreement have been met and Holdings and Merger Sub shall have accepted for payment all shares of Target validly tendered and not properly withdrawn pursuant to the tender offer in accordance with the terms of the Merger Agreement. Any amendment to the Merger Agreement shall be in form and substance reasonably satisfactory to the Administrative Agent and Requisite Lenders, and any increase in the purchase price per share of common stock of the Target shall be satisfactory to the Administrative Agent and the Requisite Lenders in their reasonable discretion. With respect to any draw on the Term Loan on the Merger Funding Date, the Effective Time (as defined in the Merger Agreement) shall have occurred (or shall occur simultaneously with the funding of such draw on the Term Loan on the Merger Funding Date) in accordance with the terms of the Merger Agreement.
     2. Absence of Litigation. There shall not exist any action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that has or would reasonably be expected to have a material adverse effect on Holdings, Borrower, the Transaction, the Facilities or any of the transactions contemplated hereby.
     3. Receipt of Pro Forma Financial Statements. Administrative Agent and the Lenders shall have received and be reasonably satisfied with a pro forma estimated balance sheet of Holdings and its subsidiaries at the Closing Date after giving effect to the Transaction and the transactions contemplated thereby.
     4. Outstanding Debts and Liens. Administrative Agent and the Lenders shall be satisfied in their reasonable judgment that (a) Borrower’s, the Guarantors’, the Target’s/Acquired Business’ and their respective subsidiaries’ existing debts and liens do not exceed $2,500,000, and (b) there shall not occur as a result of, and after giving effect to, the consummation of the Transaction and the funding of the Facilities, a default (or any event which with the giving of notice or lapse of time or both will be a default) under any of Borrower’s, the Guarantors’ or their respective subsidiaries’ debt instruments and other material agreements.
     5. Minimum Pro Forma Adjusted EBITDA; Maximum Leverage. The consolidated Pro Forma Adjusted EBITDA of Holdings and its Subsidiaries, including the Target/Acquired Business, for the four fiscal quarter period most recently ended prior to the Closing Date shall be no less than $44,900,000; provided that with respect to the Target, (a) for the twelve-month period ended September 30, 2007, Pro Forma Adjusted EBITDA shall be the total adjusted reported EBITDA per the KPMG Report plus the total potential synergy capture per the KPMG Report in an amount not to exceed $20,000,000 for such period, and (b) for the twelve-month period ended December 31, 2007, Pro Forma Adjusted EBITDA shall include adjustments identified in the KPMG Report plus the total potential synergy capture per the KPMG Report in an amount not to exceed $20,000,000 for such period. The consolidated Pro Forma Adjusted EBITDA of Holdings and its Subsidiaries, excluding the Target/Acquired Business, for the four fiscal quarter period most recently ended prior to the Closing Date shall be no less than $32,000,000 plus one-time severance expenses to the extent included in the calculation of consolidated net income of Holdings and its Subsidiaries for such period in accordance with GAAP. The consolidated leverage ratio of Holdings on the Closing Date after giving effect to the initial borrowing under the Facilities and the other transactions described herein shall not exceed 2.70 to 1.00 (for purposes of closing, the maximum leverage ratio shall not take into account accrued Medicare cap liabilities or cash or cash equivalents on hand).
     6. Minimum Cash. Holdings shall have provided evidence satisfactory to Administrative Agent that it and its subsidiaries, including the Target, have a minimum of $5,000,000 in cash on hand (net of accrued Medicare cap liabilities) at closing.
     7. Evidence of Solvency. Administrative Agent and Lenders shall be satisfied, based on financial statements (actual and pro forma), projections and other evidence provided by Borrower, or reasonably requested by Administrative Agent including, without limitation, a certificate of the Chief Financial Officer of Borrower, that Borrower and each of the Guarantors, after incurring the indebtedness contemplated by the Facilities, will be solvent, able to satisfy its obligations as they mature and adequately capitalized.
     8. Cash Management. Borrower and each Guarantor shall maintain a cash management system consistent with the Existing Credit Agreement and Borrower and each Guarantor shall have obtained springing blocked account agreements for all deposit accounts of Borrower and its subsidiaries consistent with the Existing Credit Agreement.
     9. Revolving Credit Facility. On the Closing Date, there will be no drawing under the Revolving Credit Facility or issuance of Letters of Credit.
     10. Other Customary Conditions. Other customary closing conditions, relating to delivery of satisfactory legal opinions of counsel to Holdings and its subsidiaries, evidence of payment of existing obligations, creation and perfection of liens on the Collateral, no conflict with applicable law or other material agreements, obtaining all necessary governmental approval and third party consents, evidence of payment of certain existing debt and liens, evidence of corporate authority, copy of organizational documents, insurance reasonably satisfactory to the Administrative Agent (and receipt of additional insured and loss payee insurance certificates) and payment of all fees and expenses then due and owing.